ICOX INNOVATIONS INC.

4101 Redwood Ave., Building F

Los Angeles, CA 90066

November 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance

Dear Sirs:

Re:	ICOX Innovations Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-224161

In connection with the Company’s Registration Statement on Form S-1, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. (Eastern time), Friday, November 16, 2018 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.Yours truly,

ICOX INNOVATIONS INC.

/s/ Michael Blum
Michael Blum
Chief Financial Officer